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Brad A. Green, P.C.	United States
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June 13, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eileen Smiley

Michael Spratt

Thankam Varghese

Re:	Adams Street Private Equity Navigator Fund LLC

Registration Statement on Form N-2 (333-286321; 811-24072)

Dear Ladies and Gentlemen:

On behalf of Adams Street Private Equity Navigator Fund LLC, a Delaware limited liability company (the “Fund”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Pre-Effective Amendment No. 1 to the Fund’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”), on Form N-2, filed on May 14, 2025 (File Nos. 333-286321 and 811-24072) (the “Registration Statement”) and the Fund’s correspondence to the Staff, dated May 12, 2025 (the “Prior Correspondence”), transmitted by telephone on June 10, 2025 by Eileen Smiley of the Staff to Brad A. Green, P.C. and William P. Lane of Kirkland & Ellis LLP, counsel to the Fund.

For your convenience, set forth below is a transcription of the Staff’s comments and the Fund’s responses thereto. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund’s Prospectus or Statement of Additional Information are to those filed as part of the applicable Registration Statement. References to “Prior Comments” are to those set forth in the Prior Correspondence. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement. Please note that, for revisions indicated to be made in an amendment to the Registration Statement, the Fund intends to make corresponding changes, as applicable, in Pre-Effective Amendment No. 2 to the Registration Statement.

1.

The fourth paragraph of the section entitled “Subscription Process” on page 5 of the Prospectus discloses that an investor who misses the acceptance date will have the acceptance of its investment in the Fund delayed until the following month. Please supplementally explain if an investor who misses the acceptance date can revoke its investment until the following acceptance date.

Response:

Prospective investors who miss the acceptance date may revoke their delayed subscription up until 3 business days prior to the next month’s acceptance date. Any cleared funds received from such prospective investors will be held in a non-interest bearing account with State Street, the Fund’s transfer agent, pending acceptance by the Fund or revocation by the prospective investors. The Fund will revise the disclosure to reflect the foregoing.

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June 13, 2025

2.

The Staff reiterates Prior Comment # 21, in which the Staff requested that the Fund revise the disclosure under the captions “Summary of Offering Terms—Tender Offers” and “Repurchases of Shares” to limit the discussion of tender offers to general information.

Response:

The Fund will delete the following disclosure, as requested by the Staff:

The amount due to any Shareholder whose Shares are repurchased will be equal to the value of the Shareholder’s Shares being repurchased, based on the Fund’s NAV per Share, as of the last business day of the calendar quarter, or on such other date as determined by the Board in its sole discretion (the “Valuation Date”), after reduction for all fees and expenses of the Fund for all periods through the Valuation Date, any required U.S. federal tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased.

The Fund believes, however, that it would be appropriate to disclose the expectation that repurchases will be offered at the Fund’s NAV per Share, and proposes to include the following disclosure under the captions “Summary of Offering Terms—Tender Offers” and “Repurchases of Shares”—language that the Staff did not object to in other recent registration statements (e.g., Ardian Access LLC (333-282445; 811-24006)):

The Adviser expects that repurchases will be offered at the Fund’s NAV per Share as of each quarter-end.

3.	The Staff reiterates Prior Comment # 27, in which the Staff requested that the Fund disclose how long it is expected to take for the Fund to fully invest its net proceeds.

Response:

The Fund will revise the disclosure as follows, as requested by the Staff:

The proceeds from the sale of Shares, not including the amount of the Fund’s fees and expenses (including, without limitation, offering expenses), will be invested by the Fund in accordance with the Fund’s investment objective and strategies as soon as practicable after receipt of such proceeds, consistent with market conditions and the availability of suitable investments and capital inflows into the Fund. The Fund anticipates that it will take a longer period of time to allocate proceeds of its continuous offering to certain investments due to the nature of those investments. It is anticipated that proceeds from the sale of Shares will be invested in or committed to appropriate investment opportunities within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending as long as six months. Such proceeds will be invested together with any interest earned in the Fund’s account with the Fund’s custodian prior to the closing of the applicable offering. See “Purchasing Shares.” Delays in investing the Fund’s assets may occur (i) because of the time typically required to complete private equity markets transactions (which may be considerable), (ii) because certain Portfolio Funds selected by the Adviser may provide infrequent opportunities to purchase their securities, and/or (iii) because of the time required for the managers of the Portfolio Funds (“Portfolio Fund Managers”) to invest the amounts

June 13, 2025

committed by the Fund. Accordingly, during this period, the Fund may not achieve its investment objective or be able to fully pursue its investment strategies and policies.

4.

The first paragraph of the section entitled “Risks” on page 31 of the Prospectus discloses that “[t]he following risk factors describe certain, but not all, of the potential risks that should be carefully evaluated before making an investment in the Fund.” Please revise the disclosure to clarify that all material risks associated with an investment in the Fund are described.

Response:

The Fund will revise the disclosure as follows, as requested by the Staff:

The following risk factors describe ~~certain, but not all, of the~~ potential material risks that should be carefully evaluated before making an investment in the Fund. Additional risks and uncertainties not currently known to the Fund or that the Fund currently deems to be immaterial also may materially adversely affect the Fund’s business, financial condition and/or operating results.

5.	The Staff reiterates Prior Comment # 33, in which the Staff requested that the Fund consider providing an example of how the incentive fee would be calculated.

Response:

As requested, the Fund has considered further the Staff’s request to provide an example of how the incentive fee would be calculated. The Fund appreciates that an example could be helpful to certain investors in registered closed-end funds that charge an incentive fee based only on income and, therefore, are not required to impose a heightened eligibility standard. Further to the Fund’s response to Prior Comment # 33, the Fund notes that investments in the Fund are limited to sophisticated investors—that is, investors that are “qualified clients” as defined in Rule 205-3 under the Advisers Act. The Fund also believes that an attempt to illustrate the operation or calculation of the incentive fee would require a number of assumptions that could undermine the utility of any example. Accordingly, the Fund declines to include an example of how the incentive fee would be calculated.

6.	Please provide the staff with a copy of the written resource sharing agreement referenced in the Fund’s response to Prior Comment # 33.

Response:

The Fund confirms that it has provided the Staff with a copy of the Resource Sharing Agreement, as requested.

7.

The Staff reiterates Prior Comment # 35, and requests further clarification regarding the basis for the statement that “[v]aluation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security or other asset owned by the Fund.”

Response:

The Fund notes that the Adviser is a wholly-owned subsidiary of Adams Street Partners, LLC (“Adams Street” and, together with the Adviser, “ASP”). Further to the Fund’s response to Prior Comment # 35, the Fund notes

June 13, 2025

that ASP has adopted a valuation policy that is applied consistently across the funds and accounts managed by ASP. ASP expects that valuation determinations generally should result in consistent values of a security or other asset owned by the Fund and other funds or accounts on ASP’s platform. However, the Fund reiterates that valuations may differ from time to time—notably on account of valuation determinations that are made upon different intervals (e.g., monthly versus quarterly) and, as a result, may take into account information reasonably available at the time the valuation determination is made. The Fund also notes that, in certain circumstances: (i) certain clients may have a contractual right to make valuation determinations or provide valuation input (e.g., accounts for which ASP serves as a non-discretionary adviser); and (ii) certain funds or accounts managed by ASP may be required to obtain independent, third-party valuations of certain securities notwithstanding whether any such securities also are held by other ASP funds or accounts for which ASP makes the final valuation determination (e.g., ERISA funds or accounts).

The Fund notes that the disclosure-in-question is common among peers and similarly-situated closed-end funds, and that the Staff recently has declared effective other registration statements that contain such disclosure (e.g., AMG Pantheon Infrastructure Fund, LLC (333-283670; 811-24032), Axxes Private Markets Fund (333-274313; 811-23898), BlackRock Municipal Credit Alpha Portfolio, Inc. (333-282684; 811-21348) and Privacore PCAAM Alternative Growth Fund (333-285134; 811-23960)).

8.

The Staff reiterates Prior Comment # 52, in which the Staff requested that the Fund add a provision to Section 3.9 of the LLCA to clarify explicitly that, notwithstanding anything to the contrary in the LLCA modifying, restricting or eliminating the duties or liabilities of trustees, officers or the Adviser, the waiver provision shall not apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such covered persons with respect to matters arising under the federal securities laws.

Response:

The Fund will revise the disclosure as follows, as requested by the Staff. The Fund notes, however, that the second sentence has not been required by the Staff in certain registration statements recently declared effective by the Staff:

To the fullest extent permitted by applicable law ~~Notwithstanding anything herein to the contrary~~, the Members agree that the terms and provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of a Member, officer of the Fund, a Director or other Person to the Fund or any Member otherwise existing at law or in equity, replace such other duties and liabilities of such Member, officer of the Fund, Director or other Person. Notwithstanding anything to the contrary in this Agreement modifying, restricting or eliminating the duties or liabilities of Directors, officers or the Adviser, nothing in this Agreement and the By-Laws of the Fund shall apply to, or in any way limit, the duties or liabilities of such persons with respect to such matters arising under the federal securities laws. Further, the provisions of Section 3.6, Section 3.7 and any other exculpation or indemnification provisions of this Agreement do not restore or create, whether in contract or otherwise, any such duties or liabilities.

9.

The Staff reiterates Prior Comment # 54, in which the Staff requested that the Fund revise Sections 9.6(b) and (c) to state that those provisions do not apply to claims arising under the federal securities laws.

June 13, 2025

Response:

The Fund will amend and restate the LLCA to add the following provision to Section 9.6:

(e)   Sections 9.6(b) and (c) hereof will not apply to claims brought under the federal securities laws.

10.

The Staff reiterates Prior Comment # 58, in which the Staff requested that the Fund revise Section 9.11(a) of Article IX of the LLCA to clarify that the provision applies solely to such member information furnished to a member by the Fund.

Response:

The Fund will amend and restate the LLCA to revise Section 9.11(a) as follows, which the Fund notes is consistent with other governing agreements filed recently by other registrants (e.g., Ardian Access LLC (333-282445; 811-24006)):

Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish or make accessible to any other Person the name or address (whether business, residence or mailing) of any Member provided to the Member (collectively, “Confidential Information”) without the prior written consent of the Board, which consent may be withheld in its sole discretion.

11.	Please supplementally explain whether the Predecessor Fund transferred substantially all or only a portion of its assets to the Fund.

Response:

As described in the Fund’s response to Prior Comment # 2, the Fund is the successor to Adams Street Global Private Markets Fund LP (the “Predecessor Fund”) by virtue of the (i) statutory conversion, under Delaware law, of the Predecessor Fund from a Cayman Islands exempted limited partnership to a Delaware limited liability company and (ii) registration of the Predecessor Fund (renamed “Adams Street Private Equity Navigator Fund LLC”) under the 1940 Act (the statutory conversion under Delaware law and the registration under the 1940 Act are referred to collectively as the “Conversion”). The Conversion did not involve the transfer of the Predecessor Fund’s assets to a newly-formed entity via a merger, asset transfer, purchase and sale transaction or other similar reorganization. Accordingly, all of the assets in the portfolio of the Predecessor Fund immediately prior to the Conversion became assets of the Fund immediately after the Conversion.

12.

The third paragraph under Appendix A to the Prospectus discloses that the Fund’s investment objective and strategies are, in all material respects, substantially identical to those of the Predecessor Fund. Please supplementally explain why the differences between the investment objective and strategies of the Predecessor Fund and the Fund do not alter a conclusion that the investment objective and strategies are in all material respects equivalent.

Response:

The Fund confirms that the “investment policies, objectives, guidelines and restrictions” (see MassMutual Institutional Funds, SEC No-Action Letter (pub. avail. Sept. 28, 1995) (“MassMutual”)) of the Fund are, in all

June 13, 2025

material respects, equivalent to those of the Predecessor Fund despite the fact that, as noted in the Fund’s response to Prior Comment # 40, the Predecessor Fund was not subject to the restrictions of the 1940 Act (as it was exempt from registration under the 1940 Act pursuant to Section 3(c)(7) thereof) or the Code. The Fund further confirms that, even though reference to “investment strategies” is not made in MassMutual, any slight differences between the description of the investment strategies of the Predecessor Fund and the Fund do not (i) result in or reflect any material differences in how the Fund will be managed compared to how the Predecessor Fund was managed or (ii) alter a conclusion that the investment strategies are in all material respects equivalent.

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If you have any questions, please feel free to contact the undersigned by telephone at (212) 446-4839 (or by email at brad.green@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Brad A. Green, P.C.
Brad A. Green, P.C.

cc:	Eric R. Mansell, Adams Street Advisors, LLC

Lizzie Gomez, Adams Street Advisors, LLC

Nicole M. Runyan, P.C., Kirkland & Ellis LLP